FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca and Ionis close eplontersen deal

29 December 2021 07:00 GMT

AstraZeneca and Ionis close agreement to develop
and commercialise eplontersen

AstraZeneca has closed a global development and commercialisation agreement with Ionis Pharmaceuticals, Inc. (Ionis) for eplontersen, formerly known as IONIS-TTR-LRX.

The companies will jointly develop and commercialise eplontersen in the US, while AstraZeneca will develop and commercialise it in the rest of the world, except in Latin America.

Financial considerations
Under the terms of the agreement, the upfront payment from AstraZeneca to Ionis is $200m. AstraZeneca will make additional conditional payments of up to $485m following regulatory approvals. It will also pay up to $2.9bn of sales-related milestones based on sales thresholds between $500m and $6bn, plus royalties in the range of low double-digit to mid-twenties percentage depending on the region. The collaboration includes territory-specific development, commercial and medical affairs cost-sharing provisions.

The transaction will be funded with cash and is expected to be neutral to Core earnings in 2021. It will be accounted for as an intangible asset acquisition, recognised initially at the upfront amount, with any potential future milestone payments capitalised into the intangible asset as they are recognised.

Ionis will continue to manufacture and supply eplontersen for the existing clinical studies and process qualification. AstraZeneca will be responsible for commercial supply, with transition timing to be agreed by both parties. AstraZeneca will book all sales generated under the agreement.

The transaction does not impact AstraZeneca's financial guidance for 2021.

Notes

Eplontersen
Eplontersen is a ligand-conjugated antisense (LICA) investigational medicine designed to reduce the production of transthyretin, or TTR protein, to treat all types of TTR amyloidosis (ATTR), a systemic, progressive and fatal disease.

TTR Amyloidosis (ATTR)
Cardiomyopathy and polyneuropathy due to ATTR are caused by aging or genetic mutations resulting in misfolded TTR protein and accumulation as amyloid fibrils in the cardiac myocardium and peripheral nerves, respectively. In patients with ATTR, both the mutant and wild type TTR protein builds up as fibrils in tissues, such as the peripheral nerves, heart, gastrointestinal system, eyes, kidneys, central nervous system, thyroid and bone marrow. The presence of TTR fibrils interferes with the normal functions of these tissues. As the TTR protein fibrils enlarge, more tissue damage occurs and the disease worsens, resulting in poor quality of life and eventually death. Worldwide, there are an estimated 300,000 - 500,000 patients with amyloid transthyretin cardiomyopathy (ATTR-CM)1,2 and 10,000 - 40,000 patients with amyloid transthyretin polyneuropathy (ATTR-PN).3

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Mohamed-Salem L, et al. Prevalence of wild type ATTR assessed as myocardial uptake in bone scan in the elderly population. Int J Cardiol. 2018 Nov 1;270:192-196. doi: 10.1016/j.ijcard.2018.06.006.
2. Cuscaden C, et al. Estimation of prevalence of transthyretin (ATTR) cardiac amyloidosis in an Australian subpopulation using bone scans with echocardiography and clinical correlation. J Nucl Cardiol. 2020 May 8. doi: 10.1007/s12350-020-02152-x.
3. González-Duarte A, et al. Impact of non-cardiac clinicopathologic characteristics on survival in transthyretin amyloid polyneuropathy. Neurol Ther. 2020;9(1):135-149. doi:10.1007/s40120-020-00183-7.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 December 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary